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                              February 20, 2024

       Raymond Ming Hui Lin
       Chief Executive Officer
       CLPS Incorporation
       Unit 1000, 10th Floor, Millennium City III
       370 Kwun Tong Road, Kwun Tong, Kowloon
       Hong Kong SAR

                                                        Re: CLPS Incorporation
                                                            Form 20-F for
Fiscal Year Ended June 30, 2023
                                                            Response Dated
January 29, 2024
                                                            File No. 001-38505

       Dear Raymond Ming Hui Lin:

              We have reviewed your January 29, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

       Form 20-F for Fiscal Year Ended June 30, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections, page 127

   1. We note your response indicates that you reviewed your register of members and public filings in connection
with your required submission under paragraph (a) and that you did not rely upon any legal
opinions or third party certifications such as affidavits in connection with your
required disclosures under Item 16I. Please file your amendment and supplementally
describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed in connection with the proposed disclosures under paragraphs (b)(2) and
(3).
 Raymond Ming Hui Lin
CLPS Incorporation
February 20, 2024
Page 2
2. We note your proposed disclosure refers to your examination of the biographies of, and the inquiries made with, all your directors and the directors of your consolidated foreign operating entities. In order to clarify the scope of your review, please supplementally describe any additional steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the
      Chinese Communist Party. For instance, please tell us how the board
members    current or
      prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please clarify whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
       Please contact Charlie Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401
with any other questions.



                                                          Sincerely,
FirstName LastNameRaymond Ming Hui Lin
                                                          Division of
Corporation Finance
Comapany NameCLPS Incorporation
                                                          Disclosure Review
Program
February 20, 2024 Page 2
cc:       Rongwei Xie
FirstName LastName